

02003546

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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SEC FILE NUMBER
8- 02259

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder



REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

M. GRIFFITH, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 FRENCH ROAD, BUILDING #2
(No. and Street)

NEW HARTFORD	NEW YORK	13413-0895
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID T. GRIFFITH, PRESIDENT (315) 797-0130
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name — *if individual, state last, first, middle name*)

135 DEWITT STREET	SYRACUSE	NEW YORK	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David T. Griffith, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Griffith, Inc., as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

David T. Griffith
Signature

President
Title

Mary E Ford
Notary Public

MARY E. FORD
NOTARY PUBLIC, STATE OF NY
#33-6355925
APPOINTED IN ONEIDA COUNTY
COMMISSION EXPIRES 6-30-02

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3 -3.
- ☒ (i) Information Relating to the Possession or control Requirements Unde r Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3 -1.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SPIC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting contr ol.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a -5(e)(3).*

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
M. Griffith, Inc.
New Hartford, New York

We have audited the accompanying statement of financial condition of M. Griffith, Inc. (the Company) as of December 31, 2001 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Griffith, Inc. at December 31, 2001 and the results of their operations and their cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 19, 2002

M. GRIFFITH, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash and cash equivalents (Note 2)	$2,049,309
Cash - segregated under regulations (Notes 2 and 3)	272,001
Accounts receivable - brokers (Note 4)	106,806
Marketable securities - valued at market (Note 2)	126,474
Property and equipment - net (Notes 2 and 5)	44,935
Goodwill - net (Note 6)	3,000,961
Other assets	191,529
Total assets	$5,792,015

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 25,122
Accrued expenses and other liabilities	605,410
Total liabilities	630,532
Stockholder's equity:	
Additional paid-in capital	4,866,442
Retained earnings	295,041
Total stockholder's equity	5,161,483
Total liabilities and stockholder's equity	$5,792,015

The accompanying notes are an integral part of these financial statements

M. GRIFFITH, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2001

Revenue:	
Commissions - securities	$ 890,479
Gains on firm securities trading accounts	24,077
Gains on firm securities investment accounts:	
Realized gains	94,879
Unrealized gains	23,410
Commissions - mutual funds	2,410,273
Investment advisory and administrative service fees	312,232
Interest and dividends	85,985
Other revenue	177,613
	4,018,948
Expenses:	
Registered representatives compensation	1,957,631
Clerical and administrative	433,120
Salary - officer	130,185
Communications	43,131
Occupancy and equipment costs	149,047
Promotional costs	41,051
Losses in error accounts and bad debts	3,876
Data processing costs	81,811
Regulatory fees and expenses	36,470
Other expenses	927,914
	3,804,236
Income before income taxes	214,712
Provision for income taxes (Notes 2 and 8)	67,634
Net income	$ 147,078

The accompanying notes are an integral part of these financial statements

M. GRIFFITH, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

DECEMBER 31, 2001

	Common Stock	Excess Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, January 1, 2001	$ 4,210	$4,862,232	$ 147,963	$5,014,405
Acquisition changes	(4,210)	4,210	0	0
Net income	0	0	147,078	147,078
Balance, December 31, 2001	$ 0	$4,866,442	$ 295,041	$5,161,483

The accompanying notes are an integral part of these financial statements

M. GRIFFITH, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED

TO CLAIMS OF GENERAL CREDITORS

DECEMBER 31, 2001

Subordinated liabilities at January 1, 2001	$	0
Increases - none		0
Decreases - none		0
Subordinated liabilities at December 31, 2001	$	0

The accompanying notes are an integral part of these financial statements

M. GRIFFITH, INC.

STATEMENT OF CASH FLOWS

DECEMBER 31, 2001

Cash flows from operating activities:	
Net income	$ 147,078
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	19,200
Amortization	225,055
Realized gain on sale of marketable securities	(94,879)
Unrealized gain on marketable securities	(23,410)
Changes in operating assets and liabilities:	
Cash - segregated under regulations	(17,785)
Accounts receivable - brokers	19,528
Other assets	11,617
Accounts payable	6,159
Accrued expenses and other liabilities	412,498
Net cash provided by operating activities	705,061
Cash flows from investing activities:	
Purchase of property and equipment	(23,728)
Proceeds from sale of marketable securities	493,814
Purchase of marketable securities	(247,700)
Net cash provided by investing activities	222,386
Net increase in cash and cash equivalents	927,447
Cash and cash equivalents - beginning	1,121,862
Cash and cash equivalents - ending	$2,049,309
Supplemental cash flow disclosures:	
Cash paid during the year:	
Interest	$ 0
Taxes (paid to Parent)	152,306

The accompanying notes are an integral part of these financial statements

M. GRIFFITH, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001

Note 1. Organization and Nature of Business

M. Griffith, Inc. (the Company) is a broker-dealer, registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a New York corporation that on May 5, 2000 became a wholly owned subsidiary of NBT Financial Services, Inc., which is a subsidiary of NBT Bancorp, Inc. (the Parent).

Note 2. Summary of Significant Accounting Policies

Nature of Operations

The Company is an introducing broker, engaged principally in the trading and brokerage of investment company shares (mutual funds), equity securities, bonds and other investment products. Approximately fifty percent (50%) of the Company's revenues are from two mutual-fund groups.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash - Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all money market accounts and certificates of deposit purchased with original maturities of less than three (3) months to be cash equivalents.

Note 2. Summary of Significant Accounting Policies (continued)

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Marketable Securities

Marketable securities in the Company's investment account (available for sale) are valued at market value, fair value or bid price, whichever is most clearly determinable for financial statement purposes. For tax purposes, any unrealized gain or loss recognized on the investment account is removed from the calculation of taxable income. The aggregate value of marketable securities presented exceeds their costs by approximately $28,390.

Property, Equipment and Depreciation

Property and equipment are recorded at cost. Renewals and betterments of property are accounted for as additions to asset accounts. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes. Estimated useful lives are as follows:

Office equipment	5 - 7 years

Goodwill

Goodwill was recorded at an amount determined by NBT Bankcorp, Inc. as part of the reorganization. Amortization is being calculated on a straight-line basis over a period of 15 years. The Parent company reviews goodwill on a periodic basis for events or changes in circumstances that may indicate that the carrying amount of goodwill may not be recoverable.

Commission Income

Trading, insurance and mutual fund commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Note 2. Summary of Significant Accounting Policies (continued)

Investment Advisory Income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Income Taxes

The Company is included in the consolidated returns filed by the Parent. Federal and state income taxes are calculated at an aggregate rate of 32% as determined by the Parent and the amount of current tax calculated is either accrued or remitted to the Parent. The balance due the Parent for current tax was $67,634 and is included in accrued expenses. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates expected to be in effect at the Parent company level. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Compensated Absences

The Company has not accrued for compensated absences. The Company recognizes the compensation expense when it is paid to the employees.

Reclassification

Certain amounts from the prior year have been reclassified to conform to the current year's presentation.

Note 3. Cash - Segregated Under Regulations

For the year ended December 31, 2001, cash of $272,001 has been segregated in a special reserve bank account for the benefit of customers under rule 15c-3-3 of the Securities and Exchange Commission. The monies are currently being held in a certificate of deposit maturing August 10, 2002.

Note 4. Accounts Receivable - Brokers

Accounts receivable consists principally of commissions due from the firms clearing brokers and various other mutual funds. The Company has not experienced any substantial loss on receivables and, therefore, uses the direct write-off method.

Note 5. Property and Equipment - Net

A schedule of property and equipment at December 31, 2001 is as follows:

Office equipment	$ 392,437
Accumulated depreciation	(347,502)
Property and equipment - net	$ 44,935

Depreciation expense was $19,200 for the year ended December 31, 2001.

Note 6. Goodwill - Net

As mentioned in Note 1, as part of the reorganization and stock-for-stock ownership transfer to NBT Bankcorp, Inc., the Company recorded goodwill. A schedule of goodwill at December 31, 2001 is as follows:

Goodwill	$3,375,835
Accumulated amortization	(374,874)
Goodwill - net	$3,000,961

This goodwill is being amortized over a 15-year period. Amortization expense was $225,055 for the year ended December 31, 2001.

Note 7. Deferred Compensation

The Company has an employment incentive agreement with certain key employees. If these individuals remain in the employ of the Company through May 2003, they will be paid an amount equal to three percent of their individually generated gross commissions over the above-mentioned period. The current amount of $92,366 is reflected in the income statement as "registered representative's compensation" and on the balance sheet as "accrued expenses and other liabilities" at December 31, 2001.

Note 8. Income Taxes

A summary of the Company's tax provision (Note 2) for the year ended December 31, 2001 is as follows:

Federal and state - current	$ 67,634
Federal and state - deferred	0
Total income tax expense	$ 67,634

The Company is using an aggregate tax rate of 32% as determined by its Parent.

Deferred income taxes result from temporary differences in reporting income and expense items for financial accounting and tax purposes using the liability method. Such temporary differences result primarily from differences in the carrying value of assets and liabilities. Deferred taxes are also recognized for operating losses and tax credits available for future use. In the opinion of Company's management, any deferred taxes as a result of these items are deemed immaterial as intercompany balances will be eliminated at the Parent company level.

The tax provision differs from the expense that would result from applying statutory rates to financial statement income before income taxes because the Company files a consolidated return with its Parent company.

Note 9. Retirement Plans

Defined Benefit Pension Plan*

The Company has a qualified noncontributory pension plan covering substantially all of its employees. Benefits in this pension plan accrue under an "Account Balance" formula after the employee becomes a participant in the plan. The Company's policy is to fund the pension plan in accordance with ERISA standards.

Note 9. Retirement Plans (continued)

Employee Saving and Stock Ownership Plans*

The Company maintains a 401(k) and employee stock ownership plan (the Plan). The Company contributes to the Plan based on employees' contributions out of their annual salary. In addition, the Company may also make discretionary contributions to the Plan, based on profitability. Participation in the Plan is contingent upon certain age and service requirements.

* The Company accrues a management fee due the Parent to cover the actual and administrative costs for maintaining the above-mentioned retirement plans, health benefits, insurances and other related benefits.

Note 10. Commitments and Contingencies

Leases

The Company has a five-year lease (with one optional renewal period of five years) on its office in New Hartford, New York, with David T. Griffith (President) through March 2005. Currently, the lease provides for payments of $112,500 per year over the initial lease term with escalation clauses applicable to the optional renewal period. Per the contract terms, the tenant is responsible for general repair and maintenance, utilities and real estate taxes above the base year cost. Total rent expense was $112,500 for the year ended December 31, 2001.

The Company has two vehicle leases with various lenders, expiring in March 2003 and November 2003. Lease terms require annual payments of $25,923. Total vehicle lease expense net of reimbursements was $17,940 for the year ended December 31, 2001.

The Company has a three-year lease with First Clearing Corporation, expiring November 2003. This lease provides for computer equipment and maintenance as well as access to "Quotation and Data" services. Lease terms require payments of $64,560 annually. Total data processing expense was $81,811 for the year ended December 31, 2001.

Note 10. Commitments and Contingencies (continued)

The minimum annual rental commitments over the next five years are as follows:

	Real Estate	Vehicles	Equipment	Total
2002	$112,500	$ 25,920	$ 64,560	$202,980
2003	112,500	10,295	53,800	176,595
2004	112,500	0	0	112,500
2005	37,500	0	0	37,500
Thereafter	0	0	0	0
Total	$375,000	$ 36,215	$118,360	$529,575

Note 11. Related Party Transactions

Leases

As mentioned in Note 10, the Company leases office space from its President. Rent paid to its President under this agreement amounted to $112,500 for the year ended December 31, 2001.

Operating Activities

The following intercompany transactions between the Company and its Parent have been charged to earnings and accrued at December 31, 2001:

Management fee	$349,646
Income tax	67,634
Total	$417,280

In addition, the Company paid the Parent $152,306 of accrued taxes relating to the year ended December 31, 2000.

Note 12. Off-Balance-Sheet Credit Risk and Concentrations of Credit Risk

In the normal course of business, the Company's customer and correspondent clearance activities involve the execution and settlement of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other party is unable to fulfill contractual obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company is, therefore, exposed to risk of loss on these transactions. Settlement of these transactions is not expected to have a significant effect upon the Company's financial position.

The Company does not engage in proprietary trading of volatile securities such as short options and futures.

Note 13. Net Capital Requirements

As a registered broker-dealer, M. Griffith, Inc. is subject to the requirements of rule 15c3-1 ("the net capital rule") under the Securities and Exchange Act of 1934. The basic concept of the rule is liquidity, its object being to require a broker-dealer to have, at all times, sufficient liquid assets to cover its current indebtedness. Specifically, the rule prohibits a broker-dealer from permitting its "aggregate indebtedness" from exceeding fifteen times its "net capital" as those terms are defined and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. On December 31, 2001, M. Griffith, Inc.'s aggregate indebtedness and net capital were $630,532 and $1,929,411, respectively, a ratio of .33 to 1, and net capital exceeded the minimum capital requirement of $250,000 by $1,679,411.

A copy of our most recent annual report Form X-17a-5 is available for examination and copying at the principal office of the firm in New Hartford, New York, as well as the offices of the Securities and Exchange Commission in New York, New York.

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

Independent Auditors' Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
M. Griffith, Inc.
New Hartford, New York

We have audited the accompanying financial statements of M. Griffith, Inc. (the Company) as of and for the year ended December 31, 2001, and have issued our report thereon dated January 19, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evans and Bennett, LLP
Certified Public Accountants

Syracuse, New York
January 19, 2002

SCHEDULE I

M. GRIFFITH, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Net capital computation:		
Total stockholder's equity	$5,161,483	
Total stockholder's equity qualified for net capital		5,161,483
Total capital and allowable subordinated liabilities		5,161,483
Deductions and/or charges:		
Nonallowable assets:		
Property and equipment - net	44,935	
Goodwill - net	3,000,961	
Other assets	116,529	
Total deductions and/or charges		(3,162,425)
Net capital before haircuts on securities positions		1,999,058
Haircuts on securities:		
Trading and investment securities:		
Money market funds and certificates of deposit	$ 1,020	
Securities	29,617	
Undue concentrations	39,010	
Total haircuts on securities		(69,647)
Net capital		$1,929,411
Computation of aggregate indebtedness:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$ 630,532	
Total aggregate indebtedness		$ 630,532
Computation of basic net capital requirement:		
Minimum net capital required (6 2/3% of aggregate indebtedness)	42,035	
Minimum dollar net capital requirement of reporting broker-dealer	250,000	
Excess net capital at 1500 percent (net capital less minimum dollar)		$1,679,411
Excess net capital at 1000 percent (net capital less 10% aggregate indebtedness)		$1,866,358
Ratio of aggregate indebtedness to net capital		.33 to 1

See independent auditors' report on supplementary information

SCHEDULE II

M. GRIFFITH, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER

RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

Credit Balances	
Total credit items	$ 0
Debit Balances	
Total debit items	0
Reserve Computation	
Excess to total debits over total credits	$ 0
Required deposit	$ 0
Amounts held on deposit in a "Reserve Bank Account", including value of qualified securities, at end of reporting period	$ 272,001

The Computation for Determination of Reserve Requirements under Rule 15c3-3 is performed on a monthly basis.

See independent auditors' report on supplementary information

SCHEDULE III

M. GRIFFITH, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

1. Customers' fully paid and excess margin securities not in the broker's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by broker within the time frames specified under rule 15c3-3): $ 0

   A. Number of items 0

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3. $ 0

   A. Number of items 0

The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of rule 15c3-3.

See independent auditors' report on supplementary information

SCHEDULE IV

M. GRIFFITH, INC.

RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)

DECEMBER 31, 2001

	Audited	Unaudited	Increase (Decrease)
Cash	$2,049,309	$2,049,309	0
Cash - segregated	272,001	272,001	0
Marketable securities	126,474	126,474	0
Property, equipment and goodwill - net	3,045,896	3,045,896	0
Other assets	298,335	298,335	0
Total assets	5,792,015	5,792,015	0
Total liabilities	630,532	630,532	0
Stockholder's equity	5,161,483	5,161,483	0
Net capital	1,929,411	1,929,411	0
Net capital ratio	.33 to 1	.33 to 1	0

No material differences exist pursuant to rule 17a-5(d)(4) in relation to rule 15c3-1.

See independent auditors' report on supplementary information

SCHEDULE V

M. GRIFFITH, INC.

REPORT ON ANY MATERIAL INADEQUACIES

DECEMBER 31, 2001

No material inadequacies existed or were found to have existed since the date of the previous audit at December 31, 2000.

See independent auditor's report on supplementary information

Evans and Bennett, LLP
CERTIFIED PUBLIC ACCOUNTANTS
135 DEWITT STREET
SYRACUSE, N.Y. 13203
315-474-3986
FAX # (315) 474-0716

Independent Auditor's Report on Internal Control Required by Securities Exchange Commission (SEC) Rule 17a-5

To the Board of Directors
M. Griffith, Inc.
New Hartford, New York

In planning and performing our audit of the financial statements of M. Griffith, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of the differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Evans and Bennett, LLP

Certified Public Accountants

Syracuse, New York
January 19, 2002

M. GRIFFITH, INC.



NEW HARTFORD, NEW YORK

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

DECEMBER 31, 2001